FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Publication of a Prospectus

12 June 2019 16:45 BST

Publication of Prospectus

Following a routine technical update of the Company's Euro Medium Term Note ("EMTN") programme established in 2007, the following prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus for the AstraZeneca PLC U.S. $10,000,000,000 Euro Medium Term Note Programme (the "Prospectus").

The last drawdown under the EMTN programme was in 2016.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0175C_1-2019-6-12.pdf

A copy of the above Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharma	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharma (cardiovascular; metabolism)	+44 203 749 5711
Nick Stone	BioPharma (respiratory; renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 12 June 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary